ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

August 21, 2013	Nathan D. Briggs T: 1 202 626 3909 F: 1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Chad Eskildsen

Re: PIMCO Strategic Global Government Fund Inc. (File No. 811-08216) (the “Fund”)

Dear Mr. Eskildsen:

On July 17, 2013, you provided an oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Fund’s annual report (the “Annual Report”) for the period ended January 31, 2013. You requested that a written response to the comment be provided via EDGAR correspondence. Accordingly, the Staff’s comment on the Annual Report and the Fund’s response thereto are set forth below.

1.	Comment: In light of Section 35(d) of the Investment Company Act of 1940, as amended, please explain why it is appropriate to include the word “Global” in the Fund’s name when the Schedule of Investments included in the Annual Report indicates that the Fund is primarily invested in U.S. Government bonds and U.S. corporate bonds.

Response: The Fund confirms that it is currently in compliance with its policy to invest, under normal circumstances, at least 80% of its net assets plus amounts borrowed for investment purposes in issuers located in not less than three different countries, including the United States. In light of the comment and other considerations, Fund management is considering certain related proposals and intends to make recommendations to the Fund’s Board of Directors at a future Board meeting.

On behalf of the Fund, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please do not hesitate to call me at (202) 626-3909 or David C. Sullivan at (617) 951-7362 if you have any questions or require additional information.

Kind regards,

/s/ Nathan D. Briggs

Nathan D. Briggs, Esq.

Cc:	Brian S. Shlissel
Lawrence G. Altadonna
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.